Exhibit 23.1

 CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS
We hereby consent to the use of the name Netherland, Sewell & Associates, Inc.; the references to our audit of Matador Resources Company’s proved oil and natural gas reserves estimates and future net revenue at June 30, 2017; and the inclusion of our corresponding audit letter, dated July 31, 2017, in this Quarterly Report on Form 10-Q of Matador Resources Company for the fiscal quarter ended June 30, 2017, as well as in the notes to the financial statements included therein. In addition, we hereby consent to the incorporation by reference of our audit letter, dated July 31, 2017, in Matador Resources Company’s Forms S-8 (File No. 333-180641 and File No. 333-204868).

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ G. Lance Binder, P.E.
G. Lance Binder, P.E.
Executive Vice President

Dallas, Texas
August 4, 2017